

Mail Stop 4628

September 10, 2015

Gary R. Heminger
Chairman and Chief Executive Officer
MPLX LP
200 E. Hardin Street
Findlay, OH 45840

> **Re:** **MPLX LP**
> **Registration Statement on Form S-4**
> **Filed August 18, 2015**
> **File No. 333-206445**

Dear Mr. Heminger:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 33

MPLX Common Units to be received by MWE Common Unitholders as a result of the Merger have different rights from MWE Common Units, page 39

1.   We note your brief statement here that "MPLX GP has certain incentive distribution rights that may reduce the amount of MPLX's cash available for distribution to MPLX Common Unitholders" and that this constitutes a "significant" difference between the rights of MWE Common Unitholders and the rights of MPLX Common Unitholders. Please add a risk factor explaining in greater detail the incentive distribution rights, their impact on distributions to common unitholders and any other impact of the incentive distribution rights that may be significant. In this regard, we note discussion elsewhere in the document concerning the dilution of MWE's distributions that would result from the incentive distribution rights. We furthermore note discussion concerning the impact that

the incentive distribution rights might have on the growth prospects of the combined entity and its cost of capital. Ensure that you include in your risk factor quantitative information concerning the potential amount of the incentive distributions.

Proposal 1: The Merger, page 58

Background of the Merger, page 60

2. We note that on April 18, 2015, Mr. Heminger and Mr. Semple discussed potential management roles for the proposed combined entity. Please tell us whether discussions with Company A progressed to this level.

3. We note your disclosure on page 63 regarding Company A's premium to MWE's "then-current trading price." Please provide specific details regarding the trading price used to calculate the 20% premium and the implied dollar value of the merger consideration at this time. Please also make corresponding changes to the disclosure on page 64. In addition, specify MWE's closing trading price on June 17, 2015 and July 7, 2015, as referenced on pages 64 and 67, respectively.

4. Please disclose whether the members of the MWE transaction committee were independent directors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 or Norman von Holtzendorff, Senior Counsel, at 202-551-3237 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources